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FILED PURSUANT TO RULE 424(b)(3)
FILE NO. 333-64192

PROSPECTUS SUPPLEMENT
(To prospectus dated August 29, 2001)

IMAGEWARE
SYSTEMS, INC.

    This prospectus supplement hereby supplements our prospectus dated August 29, 2001 relating to the resale of our common stock by certain selling security holders to include our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001. This prospectus supplement should be read in conjunction with the original prospectus dated August 29, 2001, which must be delivered together with this prospectus supplement. This prospectus supplement is qualified by reference to the original prospectus except to the extent that the information supersedes the information contained in the original prospectus.

The date of this prospectus supplement is November 15, 2001

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

(Mark One)

/x/	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2001

/ /	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from               to

Commission file number: 333-93131

IMAGEWARE SYSTEMS, INC.
(Exact Name of Small Business Issuer as Specified in Its Charter)

California (State or Other Jurisdiction of Incorporation or Organization)	33-0224167 (IRS Employer Identification No.)

10883 Thornmint Road
San Diego, CA 92127
(Address of Principal Executive Offices)

(858) 673-8600
(Issuer's Telephone Number, Including Area Code)

    Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /x/  No / /

    State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: As of November 12, 2001 the number of outstanding shares of the Registrant's common stock, par value $.01, was 5,581,054.

    Transitional Small Business Disclosure Format (check one) Yes / /  No /x/

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IMAGEWARE SYSTEMS, INC.
INDEX

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PART I
FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

IMAGEWARE SYSTEMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(IN THOUSANDS)

	September 30, 2001	December 31, 2000
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$659	$6,900
Restricted cash and cash equivalents	60	530
Accounts receivable, net	4,465	2,944
Inventory	1,143	286
Other current assets	1,298	117

Total Current Assets	7,625	10,777
Property and equipment, net	1,218	535
Other assets	199	65
Intangible assets, net of accumulated amortization	7,865	1,628

Total Assets	$16,907	$13,005

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$2,558	$791
Deferred revenue	1,157	611
Accrued expenses	1,669	751
Accrued expenses—related parties	211	321
Accrued interest	42	299
Notes & advances payable to bank and 3rd parties	213	132
Notes payable to related parties	261	210

Total Current Liabilities	6,111	3,115
Stockholders' equity:
Preferred stock, $.01 par value, authorized 4,000,000 shares Series B convertible redeemable preferred stock, designated 750,000 shares, 389,400 shares issued and 334,400 shares outstanding, liquidation preference $836,000	3	3
Common stock, $.01 par value, 50,000,000 shares authorized, 5,455,662 shares issued and outstanding	53	41
Additional paid in capital	40,131	34,668
Unearned stock-based compensation	(63)	(63)
Treasury stock, at cost—6,704 shares	(64)	(64)
Stockholder note receivable	(150)	(150)
Accumulated other comprehensive loss	57	—
Accumulated deficit	(29,171)	(24,545)

Total stockholders' equity	10,796	9,890

Total Liabilities and Stockholders' Equity	$16,907	$13,005

The accompanying notes are an integral part of these condensed consolidated financial statements.

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IMAGEWARE SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2001	2000	2001	2000
Revenues:
Product	$3,753	$1,796	$9,015	$6,305
Maintenance	584	335	1,622	1,036

	4,337	2,131	10,637	7,341
Cost of revenues:
Product	1,723	826	3,851	2,093
Maintenance	288	322	879	941

Gross profit	2,326	983	5,907	4,307

Operating expenses:
General & administrative	1,638	742	4,608	2,406
Sales and marketing	1,193	368	2,799	1,417
Research & development	644	360	1,691	1,175
Stock-based compensation	—	784	35	863
Depreciation and amortization	659	249	1,574	744

	4,134	2,503	10,707	6,605

Loss from operations	(1,808)	(1,520)	(4,800)	(2,298)
Interest (income) expense, net	(9)	(79)	(81)	931
Other (income) expense, net	(20)	331	(24)	730

Loss before income taxes and extraordinary items	(1,779)	(1,772)	(4,695)	(3,959)
Income tax benefit	(41)	—	(82)	—

Loss before extraordinary items	(1,738)	(1,772)	(4,613)	(3,959)
Extraordinary items:
Gain on debt extinguishments net of income taxes of $0	—	547	—	1,168

Net loss	$(1,738)	$(1,225)	$(4,613)	$(2,791)

Basic and diluted loss per share before income taxes and extraordinary items—see note 2	$(0.34)	$(0.45)	$(0.98)	$(1.25)
Extraordinary item	—	0.14	—	0.36

Net loss	$(0.34)	$(0.31)	$(0.98)	$(0.89)

Basic and diluted common shares	5,194,792	4,001,229	4,755,589	3,219,671

The accompanying notes are an integral part of these condensed consolidated financial statements.

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ImageWare Systems, Inc.

Condensed Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2001 and 2000

(AMOUNTS IN THOUSANDS)

(UNAUDITED)

	2001	2000
Cash flows from operating activities
Net loss	$(4,613)	$(2,791)

Adjustments to reconcile net loss to net cash used by operating activities
Depreciation and amortization	1,574	744
Accumulated other comprehensive loss	57	—
Stock-based compensation	35	863
Extraordinary gain on debt extinguishments	—	(547)
Deferred revenue	485	(552)
Change in assets and liabilities
Restricted cash and cash equivalents	470	—
Accounts receivable, net	(352)	(263)
Inventory	122	80
Other current assets	(20)	(146)
Intangible assets	(77)	(373)
Accounts payable	681	(1,216)
Accrued expenses	(144)	(1,093)
Deferred compensation	—	(294)
Accrued interest	(157)	123

Total adjustments	2,674	(2,674)

Net cash (used in) operating activities	(1,939)	(5,465)

Cash flows from investing activities
Purchase of property and equipment	(335)	(220)
Acquisition of businesses, net of cash acquired	(3,196)	9
Payment on advances from related stockholders	(69)	(23)
Purchase of other long-term assets	—	(300)

Net cash (used in) investing activities	(3,600)	(534)

Cash flows from financing activities
Proceeds from issuance of notes payable		156
Repayment of notes payable	(702)	(3,503)
Proceeds from issuance of stock, net of issuance costs		15,579
Proceeds from exercise of options and warrants		1,697
Repurchase of common stock		(64)
Dividends paid		(181)

Net cash (used in) provided by financing activities	(702)	13,684

Net (decrease) increase in cash	(6,241)	7,685
Cash and cash equivalents at beginning of period	6,900	159

Cash and cash equivalents at end of period	$659	$7,844

The accompanying notes are an integral part of these consolidated financial statements.

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IMAGEWARE SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS)

(UNAUDITED)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2001	2000	2001	2000
	(in thousands)		(in thousands)
Net income (loss)	$(1,738)	$(1,225)	$(4,613)	$(2,791)
Other comprehensive income (loss):
Foreign currency translation adjustment	11	—	(57)	—

Comprehensive income (loss)	$(1,727)	$(1,225)	$(4,670)	$(2,791)

The accompanying notes are an integral part of these condensed consolidated financial statements.

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IMAGEWARE SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    The accompanying condensed consolidated unaudited financial statements of ImageWare Systems, Inc. ("ImageWare" or the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2000 and notes thereto included in the Company's Form 10-KSB dated April 2, 2001. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments, consisting only of adjustments of a normal recurring nature, necessary for a fair presentation of the Company's financial position as of September 30, 2001, and its results of operations for the periods presented. These condensed consolidated unaudited financial statements are not necessarily indicative of the results to be expected for the entire year.

    Certain reclassifications have been made to the prior period balances in order to conform to the current period presentation.

NOTE 2. NET LOSS PER COMMON SHARE

    Basic loss per common share is calculated by dividing net loss available to common shareholders for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net loss available to common shareholders for the period by the weighted-average number of common shares outstanding during the period, adjusted to include, if dilutive, common stock equivalents consisting of convertible preferred stock, stock options and warrants, calculated using the treasury stock method. During the periods ended September 30, 2001 and 2000, the Company has excluded all convertible preferred stock and outstanding stock options and warrants from the calculation of diluted loss per share, as their effect would have been antidilutive due to the Company's net loss.

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    The following table sets forth the computation of basic and diluted loss per share for the three and nine month periods ended September 30, 2001 and 2000 (amounts in thousands except share and per share amounts):

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2001	2000	2001	2000
Numerator
Loss before extraordinary item	$(1,738)	$(1,772)	$(4,613)	$(3,959)
Less Series B preferred dividends	(20)	(21)	(60)	(63)

Loss available to common shareholders before extraordinary item	(1,758)	(1,793)	(4,673)	(4,022)
Extraordinary item - see note 6	—	547	—	1,168

Net loss available to common stareholders	$(1,758)	$(1,246)	$(4,673)	$(2,854)

Denominator
Weighted-average shares outstanding	5,194,792	4,001,229	4,755,589	3,219,671
Basic and diluted loss per share before extraordinary item	$(0.34)	$(0.45)	$(0.98)	$(1.25)
Extraordinary item	—	0.14	—	0.36

Net loss	$(0.34)	$(0.31)	$(0.98)	$(0.89)

NOTE 3. BUSINESS COMBINATIONS AND ACQUISITION OF ASSETS

    On August 22, 2000, the Company consummated a merger with Imaging Technology Corporation ("ITC") by acquiring all of the outstanding common stock of ITC in exchange for newly issued common stock of Imageware Systems Inc. whereby ITC became a wholly-owned subsidiary of the Company. The transaction was accounted for as a pooling of interests and, accordingly, the accompanying condensed consolidated financial statements have been restated to include the accounts and operations for all periods presented.

    On September 29, 2000, the Company completed the purchase of Goddard Technology Corporation ("Goddard"), a privately held developer of software identification badging systems, by acquiring substantially all of its assets for shares of common stock of the Company and the assumption of certain liabilities for a total purchase price of $600,000. The acquisition was accounted for using the purchase method of accounting and, accordingly, Goddard's results of operations have been included in the consolidated financial statements since the date of acquisition.

    On March 30, 2001, the Company completed the purchase of substantially all the assets of G & A Imaging Ltd. ("G & A"), a privately held developer of software and software systems for digital identification documents for a total purchase price of $3.0 million in cash ($2.5 million to selling shareholders and approximately $0.5 million in direct transaction costs) and the issuance of 665,000 shares of the Company's common stock. The acquisition was accounted for using the purchase method of accounting and, accordingly, G & A's results of operations have been included in the consolidated financial statements since the date of acquisition.

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    On August 10, 2001, the Company completed its acquisition of Castleworks LLC, a Nevada limited liability company ("Castleworks"), and E-Focus West LLC, a Nevada limited liability company ("E-Focus"), from Castle Holdings LLC, a Nevada limited liability company ("Castle Holdings") for a total purchase price of $100,000 in cash and the issuance of 600,000 shares of the Company's common stock. As a result of this transaction, Castleworks and E-Focus became wholly owned subsidiaries of ImageWare. The acquisition was accounted for using the purchase method of accounting and, accordingly, Castleworks, and E-Focus West's results of operations have been included in the consolidated financial statements since the date of acquisition. Castleworks and E-Focus develop software for electronic or digital imaging for photographic purposes.

    The following table presents the allocation of the acquisition cost for the G&A, Castleworks and E-Focus acquisitions, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed:

	G & A Imaging	Castleworks & E-Focus West
Cash	$—	$25,000
Accounts receivable	919,000	249,000
Inventories	789,000	189,000
Other current assets	1,075,000	21,000
Property, plant and equipment, net	325,000	248,000
Goodwill and other intangibles	6,135,000	1,549,000

Total assets	$9,243,000	$2,281,000

Amounts payable to banks and long-term debt due within one year	$(789,000)	—
Other current liabilities	(1,722,000)	(304,000)
Long-term obligations, net of current portion	(71,000)	—

Total liabilities	$(2,582,000)	$(304,000)

Total acquisition cost	$6,661,000	$1,977,000

    The allocation of the purchase price is based on preliminary data and could change when final valuation information is obtained.

    The following (unaudited) pro forma consolidated results of operations for the nine months ended September 30, 2001 have been prepared as if the acquisition of Goddard, G&A and Castleworks had occurred at January 1, 2000:

	Nine Months Ended September 30,
	2001	2000
Sales	$12,940,000	$12,523,000
Net income [loss]	(5,676,000)	(3,116,000)
Net income [loss] per share — basic	(1.19)	(0.99)

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    The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

NOTE 4. INVENTORY

    Inventories at September 30, 2001 and December 31, 2000 were comprised of finished goods of $1,143,000 and $286,000, respectively.

NOTE 5. SEGMENT INFORMATION

    Prior to its acquisition of G & A, Castleworks and E-Focus, the Company operated in one business segment. With its acquisition of G & A, Castleworks and E-Focus, the Company is now comprised of three reportable segments: Law Enforcement, Identification and Digital Photography. The Law Enforcement segment develops, sells and supports a suite of modular software products and designs systems used by law enforcement and public safety agencies to manage criminal history records and investigate crime. The Identification segment develops, sells and supports software and designs systems which utilize digital imaging in the production of photo identification cards, documents and identification badging systems. The Digital Photography segment develops software for electronic or digital imaging for photographic purposes.

    Corporate assets are comprised primarily of cash and cash equivalents and other assets providing benefits to all business segments.

    There are no intersegment transactions.

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    The table below summarizes information about reportable segments for the three and nine months ended September 30, 2001 and 2000:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2001	2000	2001	2000
	(in thousands)		(in thousands)
Net Revenue:
Law Enforcement	$1,241	$1,353	$3,455	$5,152
Identification	2,695	778	6,781	2,189
Digital Photography	401	—	401	—
Total consolidated net sales	$4,337	$2,131	$10,637	$7,341
Operating loss:
Law Enforcement	$(492)	$(1,318)	$(2,412)	$(1,622)
Identification	(1,274)	(202)	(2,348)	(676)
Digital Photography	(41)	—	(41)	—
Other unallocated amounts:
Interest expense (income)	(9)	(79)	(81)	931
Other expense (income)	(19)	331	(25)	730

Income (loss) before taxes	$(1,779)	$(1,772)	$(4,695)	$(3,959)
Extraordinary items	—	547	—	1,168

Net loss before income taxes	(1,779)	(1,225)	(4,695)	(2,791)

	September 30, 2001	December 31, 2000
	(in thousands)
Total Assets by Segment:
Law Enforcement	$2,581	$3,492
Digital Photography	2,345	—
Identification	11,083	1,401

Total assets for reportable segments	16,009	4,893
Corporate	898	8,112

Total consolidated assets	$16,907	$13,005

NOTE 6. EXTRAORDINARY ITEM

    In November 1999, the Company issued a convertible promissory note of $1,250,000 at an interest rate of 10%, due the earlier of February 10, 2001 or five days following the closing of an IPO, to an individual affiliated with Atlus Co. (which beneficially owned approximately 31% of our common shares outstanding at the date of note issuance). Under the terms of the note, the principal amount was fixed in Japanese yen and was to be repaid in U.S. dollars at a fixed (104.55 Japanese yen per U.S. dollar) conversion rate established on the date of issuance. If the principal and interest were not paid prior to April 1, 2000, the note became convertible to common stock at $1.00 per share. In conjunction with the

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note, the Company issued the individual a warrant to purchase 125,000 shares of common stock for $6.00 per share. The Company recorded the note at an amount, net of a discount, equal to the fair value allocated to the warrants issued of approximately $361,000.

    The Company recorded a charge of $889,000 for the beneficial conversion feature embedded in this debt instrument. The value of the beneficial conversion feature was measured using its intrinsic value, i.e., the excess of the aggregate fair value of the common stock into which the debt was convertible over the proceeds allocated to the security. The intrinsic value of the beneficial conversion feature of approximately $10 million exceeded the proceeds allocated to the debt of approximately $889,000; therefore, the Company limited recognition of the beneficial conversion feature to the approximately $889,000 of proceeds allocated to the debt. The Company accreted the entire amount of the beneficial conversion feature as interest expense over the period from the date of issuance, November 10, 1999, to the date the note became immediately convertible, April 1, 2000.

    On April 5, 2000, the Company used a portion of the proceeds from its initial public offering to extinguish this outstanding debt. The difference between the debt payment amount of $1,250,000 and the carrying amount of the debt of approximately $628,000 was recorded as an extraordinary gain of $622,000.

NOTE 7. RECENTLY ISSUED ACCOUNTING STANDARDS

    In July, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which supercedes Accounting Principles Board Opinion ("APB") No. 16 "Business Combinations," and SFAS No. 138, "Accounting for Preacquisition Contingencies of Purchased Enterprises," and requires all business combinations initiated after June 30, 2001 to be accounted for as purchases. In July, 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supercedes APB No. 17, "Intangible Assets," and requires that all goodwill and intangible assets with indefinite lives no longer be amortized but reviewed at least annually for impairment. The Company will adopt SFAS No. 142 when required to do so on January 1, 2002. The adoption of SFAS No. 142 is expected to reduce the Company's amortization expense before income taxes, however, the total impact of the adoption of this pronouncement is currently being evaluated by the Company. The Company has not assessed the impact of any impairment under the new test prescribed by the standard.

    In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, supersedes SFAS No. 121, Accounting for the Impairment of Long-ived Assets and for Long-Lived Assets to Be Disposed Of, supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion), and amends ARB No. 51, Consolidated Financial statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for the Company in the first quarter of fiscal year 2002. This accounting pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 8. COMMITMENTS AND CONTINGENCIES

    The Company is, from time to time, subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the Company's financial position, results of operations or cash flows. As of September 30, 2001, the Company was not a party to any pending legal proceedings.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    This Quarterly Report on Form 10-QSB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements included in this report are based on information available to us as of the date hereof and we assume no obligation to update any forward-looking statements. Forward-looking statements involve known or unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to: fluctuations in our operating results; continued new product introductions and market acceptance of our new products; new product introductions by competitors; risks associated with our dependence on a small number of large sales to customers with political purchasing constraints; risks related to our lengthy sales cycle; our reliance on third party systems integrators and on third party technology licenses; technological changes in the digital imaging industry; uncertainties regarding intellectual property rights; risks related to our acquisition strategies and the integration of acquired companies; and the other factors including, but not limited to, the items discussed under "Risk Factors" contained in this Quarterly Report.

    The following discussion of the financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements included elsewhere within this quarterly report. Fluctuations in annual and quarterly results may occur as a result of factors affecting demand for the Company's products such as the timing of new product introductions by us and by our competitors and our customers' political and budgetary constraints. Due to such fluctuations, historical results and percentage relationships are not necessarily indicative of the operating results for any future period.

OVERVIEW

    We develop and market software used to create and manage databases of digital images and accompanying text records. We develop, sell and support a suite of modular software products used by law enforcement and public safety agencies to manage criminal history records and to investigate crime. Our software systems and associated hardware enable our customers to quickly capture, archive, search, retrieve and share digital photographs and criminal history records. We also develop, sell and support software and design systems which utilize digital imaging in the production of photo identification cards, documents and identification badging systems. In addition, we develop, sell and support software and integrate systems used to capture and enhance digital photographs by professional photographers.

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RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000.

Product Revenues

	THREE MONTHS ENDED SEPTEMBER 30,
				% Change
	2001	2000	$ Change
		Restated See Note 3
(dollars in thousands)
Product revenues:
Law Enforcement	$796	$1,029	$(233)	(23%)
Percentage of total revenue	21%	57%
Identification Group	2,558	767	1,791	235%
Percentage of total revenue	68%	43%
Digital Photography	399	—	399	100%
Percentage of total revenue	11%	0%

Total product revenues	$3,753	$1,796	$1,957	109%

THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000.

    Product revenues increased 109% from $1,796,000 for the three months ended September 30, 2000 to $3,753,000 for the corresponding period in 2001. Sales of identification systems and software increased $1,791,000 for the three months ended September 30, 2001 as compared to the corresponding period in 2000. This increase is due to both the acquisition of G & A and Goddard. Revenues related to law enforcement products decreased $233,000 for the three months ended September 30, 2001 as compared to the corresponding period in 2000 as sales of law enforcement systems continued to lag behind prior year levels. Revenues related to our digital photography products were $399,000 for the three months ended September 30, 2001. There were no such revenues in the corresponding period of 2000 as we acquired this business August 10, 2001 through our acquisition of Castleworks and E-Focus. Our backlog of product orders as of September 30, 2001 was approximately $2,340,000.

    Maintenance revenues increased 74% from $335,000 for the three months ended September 30, 2000 to $584,000 for the corresponding period in 2001. This increase is due both to the expansion of our installed base in the law enforcement market and the acquisition of G & A.

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Cost of product revenues

	THREE MONTHS ENDED SEPTEMBER 30,
				% Change
	2001	2000	$ Change
(dollars in thousands)
Law Enforcement	$330	$480	$(150)	(31%)
Percentage of law enforcement product revenue	41%	47%
Identification Group	$1,183	$346	$837	242%
Percentage of identification product revenue	46%	45%
Digital Photography	$210	$—	$210	100%
Percentage of digital photography product revenue	53%	—

Total product cost of revenues	$1,723	$826	$897	109%

Percentage of total product revenues	46%	46%

    Cost of product revenues as a percentage of product revenues was 46% for the three month period ending September 30, 2000 and for the corresponding period in 2001. Cost of law enforcement product revenues as a percentage of law enforcement product revenues decreased from 47% for the three months ended September 30, 2000 to 41% for the corresponding period in 2001. This decrease is due primarily to a reduction in fixed personnel costs. Also contributing to the decrease is product mix. Costs of products can vary as a percentage of product revenue from quarter to quarter depending upon product mix and the hardware content included in systems installed during a given period.

    Cost of identification product revenues as a percentage of identification product revenues increased from 45% for the three months ended September 30, 2000 to 46% for the corresponding period in 2001. The dollar increase of $837,000 reflects the acquisition of both G & A and Goddard.

    Cost of maintenance revenues decreased 12% from $322,000, or 96% of maintenance revenues, for the three months ended September 30, 2000 to $288,000, or 49% of maintenance revenues, for the corresponding period in 2001. This decrease in costs of maintenance revenues as a percentage of maintenance revenues is due to a larger revenue base to absorb fixed maintenance costs. Also contributing to the reduction in cost of maintenance revenues was the movement of certain help desk functions to our Canadian office resulting in lower personnel costs.

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Product gross profit

	THREE MONTHS ENDED SEPTEMBER 30,
				% Change
	2001	2000	$ Change
(dollars in thousands)
Law Enforcement	$467	$549	$(82)	(15%)
Percentage of law enforcement product revenue	59%	53%
Identification Group	$1,375	$420	$955	227%
Percentage of identification product revenue	54%	55%
Digital Photography	$189	$—	$189	100%
Percentage of digital photographyproduct revenue	47%	—

Total product gross profit	$2,031	$969	$1,062	110%

Percentage of total product revenues	54%	54%

    Total product gross margins as a percentage of product revenues were 54% for the three month period ended September 30, 2000 and for the corresponding period in 2001. Law enforcement gross profit as a percentage of law enforcement product revenue increased from 53% for the three months ended September 30, 2000 to 59% for the corresponding period of 2001. This increase is due primarily to a reduction in fixed personnel costs. Also contributing to the increase is a decrease in hardware content of our product mix. Costs of products can vary as a percentage of product revenue from quarter to quarter depending upon product mix and hardware content included in systems installed during a given period.

    Gross margins as a percentage of identification product revenues, decreased from 55% for the three months ended September 30, 2000 to 54% for the corresponding period in 2001. The dollar increase of $955,000 reflects the acquisition of both G & A Imaging and Goddard Technologies.

    Gross margins related to maintenance revenues increased $283,000 from $13,000, or 4% of maintenance revenues for the three months ended September 30, 2000 to $296,000, or 51% of maintenance revenues for the corresponding period in 2001. This increase is due primarily to increased revenues resulting from our expanding installed base. Also contributing to this increase was the movement of certain help desk functions to our Canadian office resulting in lower personnel costs.

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Operating expenses

	THREE MONTHS ENDED SEPTEMBER 30,
				% Change
	2001	2000	$ Change
(dollars in thousands)
General & administrative	$1,638	$742	$896	121%
Percentage of total revenue	38%	35%
Sales and marketing	$1,193	$368	$825	225%
Percentage of total revenue	28%	17%
Research & development	$644	$360	$284	79%
Percentage of total revenue	15%	17%
Stock-based compensation	$—	$784	$(784)	(100%)
Percentage of total revenue	—	37%
Depreciation and amortization	$659	$249	$410	165%
Percentage of total revenue	15%	12%

    GENERAL AND ADMINISTRATIVE EXPENSES.  General and administrative expenses are comprised primarily of salaries and other employee-related costs for executive, financial, and other infrastructure personnel. General legal, accounting and consulting services, insurance, occupancy and communication costs are also included with general and administrative expenses. Such expenses, as a percentage of total revenues, increased by 3 percentage points from the three month period ended September 30, 2000 to the corresponding period in 2001. This increase of $896,000 or 121%, from $742,000 for the three months ended September 30, 2000 to $1,638,000 for the corresponding period in 2001 is due primarily to the infrastructure of acquired businesses. We are continuing to focus on efforts to achieve additional future operating efficiencies through the continual review and improvement of business processes. We expect to continue to focus on our cost structure, and our goal is to gradually decrease our level of general and administrative expenses, as a percentage of total revenues, on a year-over-year basis (excluding acquisition-related charges).

    SALES AND MARKETING.  Sales and marketing expenses consist primarily of the salaries, commissions, other incentive compensation, employee benefits and travel expenses of our sales force. Such expenses, as a percentage of total revenues, increased from 17% for the three months September 30, 2000 to 28% for the corresponding period in 2001. This dollar increase of $825,000 or 224%, from $368,000 for the three months ended September 30, 2000 to $1,193,000 for the corresponding period in 2001 is due primarily to the acquired sales and marketing force of G & A. Also contributing to the increase was the expansion of our international sales effort through our utilization of independent contractors and consultants.

    RESEARCH AND DEVELOPMENT.  Research and development costs consist primarily of salaries, employee benefits and outside contractors for new product development, product enhancements and custom integration work. Such expenses, as a percentage of total revenues, decreased from 17% for the nine months ended September 30, 2000 to 15% for the corresponding period in 2001. The dollar increase in research and development expenses of $284,000, from $360,000 for the three months ended September 30, 2000 to $644,000 for the corresponding period in 2001 is due to additional development of products acquired through acquisitions. This increase in research and development reflects our belief that to maintain our competitive position in markets characterized by rapid rates of technological advancement, we must continue to invest significant resources in new systems and software as well as continue to enhance existing products.

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    DEPRECIATION AND AMORTIZATION.  Depreciation and amortization increased $410,000 from $249,000 for the three month period ended September 30, 2000 to $659,000 for the corresponding period in 2001. This increase is due primarily from the amortization of goodwill and other intangibles resulting from the acquisition of G & A and Goddard and the inclusion of depreciation from acquired companies.

    STOCK-BASED COMPENSATION.  On July 1, 2000, the Company adopted Financial Accounting Standards Board Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of ABP Opinion No. 25." FIN 44 clarifies the accounting consequences of various modifications to the terms of a previously granted stock option or award. Due to a significant decline in the estimated fair value of our common stock, in February 1999, the exercise price of previously granted stock options was repriced to $5.28 per share, which was based upon the fair value of our common stock as of that date, as determined by our Board of Directors. In accordance with FIN 44, the options are accounted for as variable from the date of the adoption of FIN 44 until the date the option is exercised, forfeited, or expires unexercised. For the three months ended September 30, 2000, the Company recorded stock-based compensation expense of approximately $654,000 as a result of the revaluing of the repriced options under variable accounting treatment. Additionally, the Company recognized non-employee stock-based compensation expense of $110,000 related to the issuance of stock purchase warrants as compensation for services rendered.

    INTEREST EXPENSE, NET.  For the three months ended September 30, 2000, we recognized interest income of $105,000 and interest expense of $26,000. For the three months ended September 30, 2001, we recognized interest income of $15,000 and interest expense of $4,000. Interest income in the three months ended September 30, 2001 decreased due to lower cash and cash equivalents held in interest bearing accounts, resulting from the use of cash to fund our net loss and acquisitions of G & A, Castleworks and E-Focus. Interest expense decreased due to our paydown of interest bearing obligations acquired in conjunction with our merger with ITC which was consummated in August of 2000.

NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

Product Revenues

	NINE MONTHS ENDED SEPTEMBER 30,
				% Change
	2001	2000	$ Change
(dollars in thousands)
Product revenues:
Law Enforcement	$2,222	$4,202	$(1,980)	(47%)
Percentage of total revenue	25%	67%
Identification Group	$6,394	$2,103	$4,291	204%
Percentage of total revenue	71%	33%
Digital Photography	$399	$—	$399	100%
Percentage of total revenue	4%	—%

Total product revenues	$9,015	$6,305	$2,710	43%

    Product revenues increased 43% from $6,305,000 for the nine months ended September 30, 2000 to $9,015,000 for the corresponding period in 2001. Sales of identification systems and software increased $4,291,000 for the nine months ended September 30, 2001 as compared to the corresponding period in 2000 due primarily to the effect of our acquisitions of G & A on March 30, 2001 and Goddard on September 30, 2000. Revenues related to law enforcement products decreased $1,980,000

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for the nine months ended September 30, 2001 as compared to the corresponding period in 2000 as sales of law enforcement systems continued to lag behind prior year levels. Revenues related to our digital photography products were $399,000 for the nine months ended September 30, 2001. There were no such revenues in the corresponding period of 2000 as we acquired this business August 10, 2001 through our aquisition of Castleworks and E-Focus. Our backlog of product orders as of September 30, 2001 was approximately $2,340,000.

    Maintenance revenues increased 57% from $1,036,000 for the nine months ended September 30, 2000 to $1,622,000 for the corresponding period in 2001. This increase is due both to the expansion of our installed base in the law enforcement market and the acquisition of G & A.

Cost of product revenues

	NINE MONTHS ENDED SEPTEMBER 30,
				% Change
	2001	2000	$ Change
(dollars in thousands)
Law Enforcement	$903	$1,347	$(444)	(33%)
Percentage of law enforcement product revenue	41%	32%
Identification Group	$2,738	$746	$1,992	267%
Percentage of identification product revenue	43%	35%
Digital Photography	$210	$—	$210	100%
Percentage of digital photography product revenue	53%	—

Total product cost of revenues	$3,851	$2,093	$1,758	84%

Percentage of total product revenues	43%	33%

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    Cost of law enforcement product revenue as a percentage of law enforcement product revenues increased from 32% for the nine month period ended September 30, 2000 to 41% for the corresponding period in 2001. This increase is due primarily to an uncharacteristically high degree of software only sales in the second fiscal quarter of 2000. Cost of products can vary as a percentage of product revenues from quarter to quarter depending upon product mix and the hardware content included in systems installed during a given period.

    Cost of identification product revenues as a percentage of identification product revenues increased from 35% for the nine months ended September 30, 2000 to 43% for the corresponding period in 2001. This percentage increase is due primarily to the acquisition of G & A which has a lower software only product mix due to significant sales of identification card media. The dollar increase of $1,992,000 reflects the acquisition of both G & A and Goddard and the inclusion of their revenues in the nine month results in 2001 but not in 2000.

    Cost of maintenance revenues decreased 7% from $940,000, or 91% of maintenance revenues for the nine months ended September 30, 2000 to $879,000, or 54% of maintenance revenues, for the corresponding period in 2001. The percentage decrease of maintenance cost of sales to maintenance revenues is due to a larger revenue base over which to absorb fixed maintenance costs. Also contributing to the reduction in cost of maintenance revenues was the movement of certain help desk functions to our Canadian office resulting in lower personnel costs.

Product gross profit

	NINE MONTHS ENDED SEPTEMBER 30,
				% Change
	2001	2000	$ Change
(dollars in thousands)
Law Enforcement	$1,319	$2,853	$(1,534)	(54%)
Percentage of law enforcement product revenue	59%	68%
Identification Group	$3,655	$1,357	$2,298	169%
Percentage of identification product revenue	57%	65%
Digital Photography	$189	$—	$189	100%
Percentage of digital photography product revenue	47%	—

Total product gross profit	$5,163	$4,210	$953	23%

Percentage of total product revenues	57%	67%

    Total law enforcement product gross margins as a percentage of law enforcement product revenues decreased from 68% for the nine month period ended September 30, 2000 to 59% for the comparable period in 2001. This percentage decrease is due primarily to an uncharacteristically high degree of software only sales resulting from custom software orders from existing customers in the second fiscal quarter of 2000, combined with lower sales over which to absorb fixed costs. Cost of products can vary as a percentage of product revenues from quarter to quarter depending upon product mix and the hardware content included in systems installed during a given period.

    Identification group gross margins as a percentage of identification product revenue decreased 65% for the nine months ended September 30, 2000 to 57% for the corresponding period in 2000. This decrease is primarily due to the acquisition of G & A which has a lower software only product mix due to significant sales of identification card media. The dollar increase of $2,298,000 reflects the acquisition of both G & A and Goddard and the inclusion of their results of operations in the nine month results of 2001 but not in 2000.

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    Gross margins related to maintenance revenues increased $646,000 from $96,000 or 9% of maintenance revenues for the nine months ended September 30, 2000 to $743,000 or 46% of maintenance revenues for the corresponding period in 2001. This increase is due to a larger revenue base over which to absorb fixed maintenance costs. Also contributing to the increase in maintenance gross margins was the movement of certain help desk functions to our Canadian office resulting in lower personnel costs.

Operating expense

	NINE MONTHS ENDED SEPTEMBER 30,
				% Change
	2001	2000	$ Change
(dollars in thousands)
General & administrative	$4,608	$2,406	$2,202	92%
Percentage of total revenue	43%	33%
Sales and marketing	$2,799	$1,417	$1,382	98%
Percentage of total revenue	26%	21%
Research & development	$1,691	$1,175	$516	44%
Percentage of total revenue	16%	18%
Stock-based compensation	$35	$863	$(828)	(96%)
Percentage of total revenue	—	12%
Depreciation and amortization	$1,574	$744	$830	112%
Percentage of total revenue	15%	11%

    GENERAL AND ADMINISTRATIVE EXPENSES.  General and administrative expenses are comprised primarily of salaries and other employee-related costs for executive, financial, and other infrastructure personnel. General legal, accounting and consulting services, insurance, occupancy and communication costs are also included with general and administrative expenses. Such expenses, as a percentage of total net revenues, increase from 33% for the nine months ended September 30, 2000 to 43% for the corresponding period in 2001. This percentage increase is due to both the inclusion of the acquired infrastructure of G & A, Goddard, Castleworks and E-Focus, combined with higher legal, consulting and professional fees related to our corporate maintenance as a public company. Increased headcount also contributed to this increase.

    SALES AND MARKETING.  Sales and marketing expenses consist primarily of the salaries, commissions, other incentive compensation, employee benefits and travel expenses of our sales force. Such expenses, as a percentage of total net revenues, increased from 21% for the nine months ended September 30, 2000 to 26% for the corresponding period in 2001. This dollar increase of $1,382,000 or 98% from $1,417,000 for the nine months ended September 30, 2000 to $2,799,000 for the corresponding period in 2001 is due primarily to the acquired sales and marketing force of G & A and Goddard. Also contributing to the increase was the expansion of our international sales effort through the utilization of independent contractors and consultants.

    RESEARCH AND DEVELOPMENT.  Research and development costs consist primarily of salaries, employee benefits and outside contractors for new product development, product enhancements and custom integration work. Such expenses, as a percentage of total net revenues, decreased from 18% for the nine month period ending September 30, 2000 to 16% for the corresponding period in 2001. The dollar increase of $516,0000 from $1,175,000 for the nine months ended September 30, 2000 to $1,691,000 for the corresponding period in 2001 is due to additional development of products acquired through acquisitions. This increase in research and development reflect our belief that to maintain our competitive position in markets characterized by rapid rates of

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technological advancement, we must continue to invest significant resources in new systems and software as well as continue to enhance existing products.

    STOCK-BASED COMPENSATION.  On July 1, 2000, the Company adopted Financial Accounting Standards Board Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of ABP Opinion No. 25." FIN 44 clarifies the accounting consequences of various modifications to the terms of a previously granted stock option or award. Due to a significant decline in the estimated fair value of our common stock, in February 1999, the exercise price of previously granted stock options was repriced to $5.28 per share, which was based upon the fair value of our common stock as of that date, as determined our Board of Directors. In accordance with FIN 44, the options are accounted for as variable from the date of the adoption of FIN 44 until the date the option is exercised, forfeited, or expires unexercised. For the nine months ended September 30, 2000, the Company recorded stock-based compensation expense of approximately $654,000 as a result of the revaluing of the repriced options under variable accounting treatment. Additionally, the Company recognized non-employee stock-based compensation expense of $110,000 related to the issuance of stock purchase warrants as compensation for services rendered.

    DEPRECIATION AND AMORTIZATION.  Depreciation and amortization increased $830,000 from $744,000 for the nine month period ended September 30, 2000 to $1,574,000 for the corresponding period in 2001. This increase is due primarily from the amortization of goodwill resulting from the acquisition of G & A Imaging and Goddard Technology and the inclusion of depreciation from acquired companies.

    INTEREST EXPENSE, NET.  For the nine months ended September 30, 2000, we recognized interest income of $210,000 and interest expense of $1,141,000. For the nine months ended September 30, 2001, we recognized interest income of $116,000 and interest expense of $35,000. Interest expense for the nine month period ended September 30, 2000 includes $889,000 which relates to the accretion of a beneficial conversion feature embedded in our convertible promissory note issued in November 1999. Exclusive of this charge, interest expense decreased by $217,000 due to the paydown of interest bearing obligations which commenced in the second quarter of 2000 upon receipt of our initial public offering proceeds received on April 5, 2000. The decrease in interest income from $210,000 for the nine months ended September 30, 2000 to $116,000 is due to lower cash and cash equivalents held in interest bearing accounts, resulting from the use of cash to fund our net loss and acquisitions of G & A, Castleworks, and E-Focus.

    EXTRAORDINARY ITEM.  In November 1999, we issued a convertible promissory note of $1,250,000 at an interest rate of 10%, due the earlier of February 16, 2001 or five days following the closing of an IPO, to an individual affiliated with Atlus Co. (which beneficially owned approximately 31% of our common shares outstanding at the date of note issuance). Under the terms of the note, the principal amount was fixed in Japanese yen and was to be repaid in U.S. dollars at a fixed (104.55 Japanese yen per U.S. dollar) conversion rate established on the date of issuance. If the principal and interest was not paid prior to April 1, 2000, the note became convertible to common stock at $1.00 per share. In conjunction with the note, we issued the individual a warrant to purchase 125,000 shares of common stock for $6.00 per share. We recorded the note at an amount, net of a discount, equal to the fair value allocated to the warrants issued of approximately $361,000.

    We recorded a charge of $889,000 for the beneficial conversion feature embedded in this debt instrument. The value of the beneficial conversion feature was measured using its intrinsic value, i.e., the excess of the aggregate fair value of the common stock into which the debt was convertible over the proceeds allocated to the security. The intrinsic value of the beneficial conversion feature of approximately $10 million exceeded the proceeds allocated to the debt of approximately $889,000; therefore we limited recognition of the beneficial conversion feature to the approximately $889,000 of proceeds allocated to the debt. We accreted the entire amount of the beneficial conversion feature as

S–22

interest expense over the period from the date of issuance, November 10, 1999, to the date the note became immediately convertible, April 1, 2000.

    On April 5, 2000, we used a portion of the proceeds from its initial public offering to extinguish this outstanding debt. The difference between the debt payment amount of $1,250,000 and the carrying amount of the debt of approximately $628,000 was recorded as an extraordinary gain of $622,000.

    LIQUIDITY AND CAPITAL RESOURCES.  Since inception, we have funded operations primarily from proceeds from the sale of stock and borrowings from individuals and financial institutions. On March 31, 2000, we completed an IPO of 1,875,000 units (units consist of one share of common stock and a warrant to purchase one share of common stock) at $8.00 per unit. Net proceeds aggregated approximately $13.5 million. The IPO proceeds were received on April 5, 2000. On May 2, 2000 we received approximately $2.0 million in additional net proceeds from the exercise of the over allotment option by the underwriter to sell an additional 281,250 units. During the nine month period ended September 30, 2000, we received proceeds of $1.7 million from the exercise of 176,673 warrants and 1,896 options. During the nine month period ended September 30, 2001, we received no proceeds from the issuance of stock or exercise of warrants or options.

    As of September 30, 2001 we had total current assets of $7.6 million and total current liabilities of $6.1 million, or working capital of $1.5 million.

    Net cash used in operating activities was $1,939,000 for the nine month period ended September 30, 2001 as compared to $5,465,000 for the corresponding period in 2000.   We used cash to fund the net loss for the nine months ended September 30, 2000, of $2,791,000 and $4,613,000 for the corresponding period in 2001. For the nine months ended September 30, 2000, we used cash of $702,000 to fund increases in current assets and $3,033,000 for decreases in current liabilities (excluding debt). Offsetting this usage of cash was $1,061,000 from non-cash expenses (depreciation, amortization and non cash compensation) during the nine months ending September 30, 2000. For the nine months ended September 30, 2001, we generated cash of $143,000 through decreases in current assets and intangible assets and generated cash of $865,000 from increases in current liabilities and deferred revenues (excluding debt). Offsetting this usage of cash was $1,666,000 of non cash expenses (depreciation, amortization and non cash compensation and accumulated other comprehensive loss).

    Net cash used by investing activities was $534,000 and $3,600,000 for the nine months ended September 30, 2000 and 2001, respectively. We used cash to fund the acquisition of G & A and Castleworks of $3,027,000 and $169,000 respectively, during the nine months ended September 30, 2001. We also used cash to fund capital expenditures of computer equipment and software, furniture and fixtures and leasehold improvements of approximately $335,000 for the nine months ended September 30, 2001, as compared to $220,000 for the corresponding period in 2000. The level of equipment purchases resulted primarily from continued growth of the business and replacement of older equipment. During the nine months ended September 30, 2001, we used cash of $69,000 for the repayment of advances from related stockholders as compared to $23,000 in the corresponding period of 2000. During the nine month period ended September 30, 2000 we used cash of $300,000 to secure an acquisition right of first refusal.

    Net cash generated by financing activities was $13,684,000 for the nine months ended September 30, 2000 as compared to net cash used of $702,000 for the corresponding period of 2001. Net cash generated for the nine months ending September 30, 2000 was primarily from net proceeds of $15,579,000 from our IPO, completed March 31, 2000 with receipt of proceeds on April 5, 2000 and May 2, 2000, and the issuance of short term notes payable of $101,000 offset by repayment of loans of $3,488,000, dividends paid on our Series B Preferred Stock of $181,000 and the repurchase of our common stock of $64,000. For the nine months ended September 30, 2001, we used cash of $702,000 for the repayment of loans.

S–23

    We believe that the funds held in cash and cash equivalents and funds provided by operations, subject to the successful implementation of our business plan, will be sufficient to finance our working capital requirements for at least the next twelve months. Our business plan includes, among other things, the monitoring and controlling of operating expenses, collection of significant trade and other accounts receivables, and controlling of capital expenditures. If we are unable to implement our business plan, we will be required to secure additional funding or institute further cost reduction plans.

    In July, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which supercedes Accounting Principles Board Opinion ("APB") No. 16 "Business Combinations," and SFAS No. 138, "Accounting for Preacquisition Contingencies of Purchased Enterprises," and requires all business combinations initiated after June 30, 2001 to be accounted for as purchases. In July, 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supercedes APB No. 17, "Intangible Assets," and requires that all goodwill and intangible assets with indefinite lives no longer be amortized but reviewed at least annually for impairment. The Company will adopt SFAS No. 142 when required to do so on January 1, 2002. The adoption of SFAS No. 142 is expected to reduce the Company's amortization expense before income taxes, however, the total impact of the adoption of this pronouncement is currently being evaluated by the Company. The Company has not assessed the impact of any impairment under the new test prescribed by the standard.

    In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, supersedes SFAS No. 121, Accounting for the Impairment of Long-ived Assets and for Long-Lived Assets to Be Disposed Of, supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion), and amends ARB No. 51, Consolidated Financial statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for the Company in the first quarter of fiscal year 2002. This accounting pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

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RISK FACTORS

WE HAVE A HISTORY OF SIGNIFICANT RECURRING LOSSES TOTALLING APPROXIMATELY $29.2 MILLION, AND THESE LOSSES MAY CONTINUE IN THE FUTURE.

    As of September 30, 2001, we had an accumulated deficit of $29.2 million, and these losses may continue in the future. We may need to raise capital to cover these losses, and financing may not be available to us on favorable terms. We expect to continue to incur significant sales and marketing, research and development, and general and administrative expenses. As a result, we will need to generate significant revenues to achieve profitability and may never achieve profitability.

WE DEPEND UPON A SMALL NUMBER OF LARGE SYSTEM SALES COSTING FROM $300,000 TO $600,000, AND WE MAY FAIL TO ACHIEVE ONE OR MORE LARGE SYSTEM SALES IN THE FUTURE.

    In the past three years we have derived a substantial portion of our revenues from a small number of sales of large, relatively expensive systems, typically ranging in price from $300,000 to $600,000. As a result, if we fail to receive orders for these large systems in a given sales cycle on a consistent basis, our business could be significantly harmed. Further, our quarterly results are difficult to predict because we cannot predict in which quarter, if any, large system sales will occur in a given year. As a result, we believe that quarter-to-quarter comparisons of our results of operations are not a good indication of our future performance. In some future quarters our operating results may be below the expectations of securities analysts and investors, in which case the market price of our common stock may decrease significantly.

OUR LENGTHY SALES CYCLE MAY CAUSE US TO EXPEND SIGNIFICANT RESOURCES FOR AS LONG AS ONE YEAR IN ANTICIPATION OF A SALE, YET WE STILL MAY FAIL TO COMPLETE THE SALE.

    When considering the purchase of a large computerized booking or identification system, a government agency may take as long as a year to evaluate different systems and obtain approval for the purchase. If we fail to complete a sale, we will have expended significant resources and received no revenue in return. Generally, agencies consider a wide range of issues before committing to purchase our products, including product benefits, ability to operate with their current systems, product reliability and their own budgetary constraints. While potential customers are evaluating our products and before they place an order with us, we may incur substantial selling costs and expend significant management effort to accomplish a sale.

A SIGNIFICANT NUMBER OF OUR CUSTOMERS ARE GOVERNMENT AGENCIES THAT ARE SUBJECT TO UNIQUE POLITICAL AND BUDGETARY CONSTRAINTS AND HAVE SPECIAL CONTRACTING REQUIREMENTS WHICH MAY AFFECT OUR ABILITY TO OBTAIN NEW GOVERNMENT CUSTOMERS.

    A significant number of our customers are government agencies. These agencies often do not set their own budgets and therefore have little control over the amount of money they can spend. In addition, these agencies experience political pressure that may dictate the manner in which they spend money. Due to political and budgetary processes and other scheduling delays that may frequently occur relating to the contract or bidding process, some government agency orders may be canceled or substantially delayed, and the receipt of revenues or payments may be substantially delayed. In addition, future sales to government agencies will depend on our ability to meet government contracting requirements, certain of which may be onerous or impossible to meet, resulting in our inability to obtain a particular contract. Common requirements in government contracts include bonding requirements, provisions permitting the purchasing agency to modify or terminate at will the

S–25

contract without penalty, and provisions permitting the agency to perform investigations or audits of our business practices.

WE MAY FAIL TO CREATE NEW APPLICATIONS FOR OUR PRODUCTS AND ENTER NEW MARKETS, WHICH MAY AFFECT OUR FUTURE SUCCESS.

    We believe our future success depends in part on our ability to develop and market our technology for applications other than booking systems for the law enforcement market. If we fail in these goals, our business strategy and ability to generate revenues and cash flow would be significantly impaired. We intend to expend significant resources to develop new technology, but the successful development of new technology cannot be predicted and we cannot guarantee we will succeed in these goals.

WE OCCASIONALLY RELY ON SYSTEMS INTEGRATORS TO MANAGE OUR LARGE PROJECTS, AND IF THESE COMPANIES DO NOT PERFORM ADEQUATELY, WE MAY LOSE BUSINESS.

    We are occasionally a subcontractor to systems integrators who manage large projects incorporating our systems, particularly in foreign countries. We cannot control these companies, and they may decide not to promote our products, or they may price their services in such a way as to make it unprofitable for us to continue our relationship with them. Further, they may fail to perform under agreements with their customers, in which case we might lose sales to these customers. If we lose our relationships with these companies, our business may suffer.

WE RELY ON A LICENSE OF TECHNOLOGY FROM VISIONICS, INC., AND THIS LICENSE MAY BE TERMINATED IN THE FUTURE.

    We depend on a licensing arrangement with Visionics for technology related to the search engine used in our systems. Our licensing arrangement with Visionics was renewed effective October 1, 2001 for a two year term. If Visionics becomes unable or unwilling to continue to license us this technology or to renew the terms of this license, we will have to identify or develop acceptable alternative sources of this technology, which could take up to nine months or longer. Any significant interruption in our ability to identify and contract with alternative providers of similar technology or to develop our own search engine would result in delivery delays, which could harm our customer relationships and our business and reputation.

WE DO NOT HAVE U.S. OR FOREIGN PATENT PROTECTION FOR SEVERAL OF OUR PRODUCTS, AND A COMPETITOR MAY BE ABLE TO REPLICATE OUR TECHNOLOGY.

    Our business is based in large part on our technology, and our success depends in part on our ability and efforts to protect our intellectual property rights. If we do not adequately protect our intellectual property, our business will be seriously harmed. We do not have patent protection for several of our products, including the Crime Capture System. Our Crime Capture System is based upon proprietary technology. Some of the technology used in our Suspect ID, Crime Lab and Vehicle ID products is protected by patents, copyrights and various trade secret protections afforded to us by law.

    We license certain elements of our trademarks, trade dress, copyright and other intellectual property to third parties. We attempt to ensure that our rights in our trade names and the quality of third party uses of our names are maintained by these third parties. However, these third parties may take actions that could significantly impair the value of our intellectual property and our reputation and goodwill.

    In addition, international intellectual property laws differ from country to country. Any foreign rights we have in our technology are limited by what has been afforded to us under the applicable foreign intellectual property laws. Also, under the laws of certain foreign jurisdictions, in order to have recognizable intellectual property rights, we may be required to file applications with various foreign

S–26

agencies or officials to register our intellectual property. Accordingly, our ability to operate and exploit our technology overseas could be significantly hindered.

WE RECENTLY HAVE ACQUIRED SEVERAL BUSINESSES AND FACE RISKS ASSOCIATED WITH INTEGRATING THESE BUSINESSES AND POTENTIAL FUTURE BUSINESSES THAT WE MAY ACQUIRE.

    We recently completed the acquisitions of Imaging Technology Corporation ("ITC"), Goddard Technology Corporation ("Goddard"), G & A Imaging, Ltd. ("G & A"), Castleworks LLC ("Castleworks") and E-Focus West LLC ("E-Focus West"). We are in the process of integrating these businesses. We plan to continue to review potential acquisition candidates, and our business and our strategy includes building our business through acquisitions. However, acceptable acquisition candidates may not be available in the future or may not be available on terms and conditions acceptable to us.

    Acquisitions involve numerous risks, including among others, difficulties and expenses incurred in the consummation of acquisitions and assimilation of the operations, personnel and services and products of the acquired companies. Additional risks associated with acquisitions include the difficulties of operating new businesses, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company. If we do not successfully integrate the businesses we recently acquired or any businesses we may acquire in the future, our business will suffer.

WE OPERATE IN FOREIGN COUNTRIES AND ARE EXPOSED TO RISKS ASSOCIATED WITH FOREIGN POLITICAL, ECONOMIC AND LEGAL ENVIRONMENTS AND WITH FOREIGN CURRENCY EXCHANGE RATES.

    With our acquisition of G & A, we have significant foreign operations and are accordingly exposed to risks, including among others, risks associated with foreign political, economic and legal environments and with foreign currency exchange rates. Our results may be adversely affected by, among other things, changes in government policies with respect to laws and regulations, anti-inflation measures, currency conversions, remittance abroad and rates and methods of taxation.

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PART II
OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

    Not applicable.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

  (a)
  Not applicable

  (b)
  Not applicable

  (c)
  On August 10, 2001, we issued 600,000 shares of our common stock to Castle Holdings and certain of its equity owners pursuant to our acquisition of all of the membership interests of Castleworks and E-Focus. An additional 100,000 shares of our common stock were issued and delivered at closing to the escrow agent as contingent shares, to be paid to Castle Holdings if the closing price of our common stock failed to be equal to or greater than $6.50 for at least any ten trading days during a period of one year from the date of the acquisition. This trading condition has been satisfied subsequent to the quarterly period ending September 30, 2001 such that Castle Holdings is not entitled to receive these additional shares. This sale and issuance of our common stock was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act promulgated hereunder, as a transaction by an issuer not involving a public offering. The sellers represented their status as accredited investors and also represented their intention to acquire the common stock for investment only and not with a view to or for sale in connection with any distribution thereof, and an appropriate legend was affixed to the stock certificates. In addition, the sellers had access to information about ImageWare through their relationship with us.

  (d)
  Not applicable

ITEM 3. DEFAULTS ON SENIOR SECURITIES

    Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    Not applicable

ITEM 5. OTHER INFORMATION

    On September 12, 2001, our Board of Directors approved the adoption of a 2001 Equity Incentive Plan that provides for the issuance of up to 1,000,000 shares of our common stock.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) EXHIBITS

Exhibit Number	Description
2.1	Agreement of Merger and Plan of Reorganization dated July 6, 2000, among the Registrant, Imaging Technology Corporation and ITC Acquisition Corporation(4)
2.2	First Amendment to the Agreement of Merger and Plan of Reorganization dated August 11, 2000(4)

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2.3	Plan and Agreement of Reorganization between Goddard Technology Corporation and Imaging Technology Corporation dated September 13, 2000(5)
2.4	Asset Purchase Agreement dated March 8, 2001, among the Registrant, I.W. Systems Canada Company, G & A Imaging Ltd. and R&G Imaging Ltd.(5)
2.5	First Amendment to Asset Purchase Agreement dated March 29, 2001(5)
2.6	Membership Interest Purchase Agreement between the Registrant and Castle Holdings LLC(6)
3.1	Amended and Restated Articles of Incorporation(1)
3.2	Bylaws(1)
4.1	Form of Common Stock Certificate(1)
4.2	Reference is made to page 1-5 and 12-15 of Exhibit 3.2(1)
4.3	Form of Public Warrant(1)
4.4	Form of Representatives' Warrant(2)
4.5	Form of Warrant and Unit Agreement(3)
4.6	Convertible Promissory Note in favor of Naoya Harano dated November 10, 1999(2)
4.7	Stock Purchase Warrant in favor of Naoya Harano dated November 10, 1999(3)
4.8	Form of Warrant (Former XImage Shareholders)(1)
4.9	Form of Warrant (Former XImage Officers, Noteholders and Other Investors)(1)
4.10	Form of Warrant (Officers and Directors)(1)
4.11	Warrant to Purchase Common Stock in favor of Imperial Bank(1)
10.1	Consultant Agreement with T. Bing Byington dated August 10, 2001(7)
10.2	2001 Equity Incentive Plan

(1)
Incorporated by reference to the Registration Statement for Small Business Issuers, Form SB-2 as filed with the Commission on December 20, 1999 (No. 333-93131).

(2)
Incorporated by reference to the Amended Registration Statement for Small Business Issuers, Form SB-2/A as filed with the Commission on February 8, 2000 (No. 333-93131).

(3)
Incorporated by reference to the Amended Registration Statement for Small Business Issuers, Form SB-2/A as filed with the Commission on March 15, 2000 (No. 333-93131).

(4)
Incorporated by reference to the Current Report, Form 8-K as filed with the Commission on September 7, 2000.

(5)
Incorporated by reference to the Annual Report, Form 10-KSB as filed with the Commission on April 2, 2001.

(6)
Incorporated by reference to the Current Report, Form 8-K as filed with the Commission on August 13, 2001.

(7)
Incorporated by reference to the Quarterly Report, Form 10-QSB as filed with the Commission on August 14, 2001.

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(b) Reports on Form 8-K.

    During the three months ended September 30, 2001, we filed one report on Form 8-K.

    We filed a report on Form 8-K on August 13, 2001 to report the Membership Interest Purchase Agreement to acquire Castleworks and E-Focus West.

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SIGNATURES

    In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMAGEWARE SYSTEMS, INC.

By:	/s/ Wayne Wetherell Wayne Wetherell, Chief Financial Officer

Date: November 13, 2001

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EXHIBIT INDEX

Exhibit

10.2	2001 Equity Incentive Plan.

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Exhibit 10.2

Imageware Systems, Inc.

2001 Equity Incentive Plan

Adopted September 12, 2001
Termination Date: September 12, 2011

1. Purposes.

    (a)    Eligible Stock Award Recipients.  The persons eligible to receive Stock Awards are the Employees, Directors and Consultants of the Company and its Affiliates.

    (b)    Available Stock Awards.  The purpose of the Plan is to provide a means by which eligible recipients of Stock Awards may be given an opportunity to benefit from increases in value of the Common Stock through the granting of the following Stock Awards: (i) Nonstatutory Stock Options, (ii) stock bonuses and (iii) rights to acquire restricted stock.

    (c)    General Purpose.  The Company, by means of the Plan, seeks to retain the services of the group of persons eligible to receive Stock Awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

2. Definitions.

    (a)    "Affiliate"  means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

    (b)    "Board"  means the Board of Directors of the Company.

    (c)    "Cause"  means, with respect to a particular Participant, the occurrence of any of the following: (i) such Participant's conviction of any felony or any crime involving fraud or; (ii) such Participant's participation (whether by affirmative act or omission) in a fraud, act of dishonesty or other act of misconduct against the Company and/or its Affiliates; (iii) conduct by such Participant which, based upon a good faith and reasonable factual investigation, demonstrates such Participant's unfitness to serve; (iv) such Participant's violation of any fiduciary duty or duty of loyalty owed to the Company and/or its Affiliates; (v) such Participant's breach of any material term of any material contract between such Participant and the Company and/or its Affiliates; (vi) such Participant's repeated violation of any material Company policy; and (vii) the Participant's violation of state or federal law in connection with the performance of the Participant's job. Notwithstanding the foregoing, such Participant's death or Disability shall not constitute Cause as set forth herein. The determination that a termination is for Cause shall be by the Board or Committee, as applicable, in its sole and exclusive judgment and discretion.

    (d)    "Code"  means the Internal Revenue Code of 1986, as amended.

    (e)    "Committee"  means a committee of one or more members of the Board appointed by the Board in accordance with subsection 3(c).

    (f)    "Common Stock"  means the common stock of the Company.

    (g)    "Company"  means ImageWare Systems, Inc., a California corporation.

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    (h)    "Consultant"  means any person, including an advisor, (i) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or (ii) who is a member of the Board of Directors of an Affiliate. However, the term "Consultant" shall not include either Directors who are not compensated by the Company for their services as Directors or Directors who are merely paid a director's fee by the Company for their services as Directors.

    (i)    "Continuous Service"  means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. The Participant's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director will not constitute an interruption of Continuous Service. The Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave.

    (j)    "Director"  means a member of the Board of Directors of the Company.

    (k)    "Disability"  means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

    (l)    "Employee"  means any person employed by the Company or an Affiliate. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

    (m)    "Exchange Act"  means the Securities Exchange Act of 1934, as amended.

    (n)    "Fair Market Value"  means, as of any date, the value of the Common Stock determined as follows:

      (i)  If the Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.

      (ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined in good faith by the Board.

    (o)    "Key Employee"  means an employee who is not an executive officer, but is expected by the Company to make a significant contribution to the business, as provided in Item 401(b) of Regulation S-B of the Securities Act.

    (p)    "Non-Employee Director"  means a Director who either (i) is not a current Employee or Officer of the Company or its parent or a subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or a subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

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    (q)    "Nonstatutory Stock Option"  means an Option not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

    (r)    "Officer"  means a person who possesses the authority of an "officer" as that term is used in Rule 16a-1(f) of the Exchange Act. For purposes of the Plan, a person in the position of "Vice President" or higher shall be classified as an "Officer" unless the Board or Committee expressly finds that such person does not possess the authority of an "officer" as that term is used in Rule 16a-1(f) of the Exchange Act.

    (s)    "Option"  means a Nonstatutory Stock Option granted pursuant to the Plan.

    (t)    "Option Agreement"  means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

    (u)    "Optionholder"  means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

    (v)    "Participant"  means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

    (w)    "Plan"  means this ImageWare Systems, Inc. 2001 Equity Incentive Plan.

    (x)    "Rule 16b-3"  means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

    (y)    "Securities Act"  means the Securities Act of 1933, as amended.

    (z)    "Stock Award"  means any right granted under the Plan, including an Option, a stock bonus and a right to acquire restricted stock.

    (aa)    "Stock Award Agreement"  means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

3. Administration.

    (a)    Administration by Board.  The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in subsection 3(c).

    (b)    Powers of Board.  The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

      (i)  To determine from time to time which of the persons eligible under the Plan shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Award shall be granted; the provisions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Common Stock pursuant to a Stock Award; and the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person.

      (ii) To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

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      (iii) To amend the Plan or a Stock Award as provided in Section 12.

      (iv) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of the Plan.

    (c)    Delegation to Committee.

      (i) General. The Board may delegate administration of the Plan to a Committee or Committees of one (1) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

      (ii) Committee Composition when Common Stock is Publicly Traded. At such time as the Common Stock is publicly traded, in the discretion of the Board, a Committee may consist solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

    (d)    Effect of Board's Decision.  All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4. Shares Subject to the Plan.

    (a)    Share Reserve.  Subject to the provisions of Section 11 relating to adjustments upon changes in Common Stock, the Common Stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate one million (1,000,000) shares of Common Stock.

    (b)    Reversion of Shares to the Share Reserve.  If any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the shares of Common Stock not acquired under such Stock Award shall revert to and again become available for issuance under the Plan.

    (c)    Source of Shares.  The shares of Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

5. Eligibility.

    (a)    Eligibility for Specific Stock Awards.  Stock Awards may be granted to Employees, Directors and Consultants.

    (b)    Restrictions on Eligibility.  Notwithstanding the foregoing, during the three (3) year period beginning on the date the Plan is adopted and during each annual period thereafter, the aggregate number of shares granted to Officers, Directors and Key Employees pursuant to Stock Awards (including Options, stock bonuses and rights to acquire restricted stock) cannot be greater than fifty percent (50%) of the number of shares granted to all persons under the Plan; provided that there shall be excluded from this calculation shares granted to Officers not previously employed by the Company

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pursuant to Stock Awards granted as an inducement essential to such individuals entering into employment contracts with the Company.

    (c)    Consultants.

      (i)  A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act ("Form S-8") is not available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, or because the Consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8, unless the Company determines both (i) that such grant (A) shall be registered in another manner under the Securities Act (e.g., on a Form S-3 Registration Statement) or (B) does not require registration under the Securities Act in order to comply with the requirements of the Securities Act, if applicable, and (ii) that such grant complies with the securities laws of all other relevant jurisdictions.

      (ii) Form S-8 generally is available to consultants and advisors only if (i) they are natural persons; (ii) they provide bona fide services to the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer's parent; and (iii) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the issuer's securities.

6. Option Provisions.

    Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

    (a)    Term.  The term of an Option shall be the term determined by the Board, either at the time of grant of the Option or as the Option may be amended thereafter.

    (b)    Exercise Price of an Option.  The exercise price of each Option shall be not less than eighty-five percent (85%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

    (c)    Consideration.  The purchase price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash at the time the Option is exercised or (ii) at the discretion of the Board at or after the time of the grant of the Option (1) by delivery to the Company of other Common Stock, (2) according to a deferred payment or other similar arrangement with the Optionholder or (3) in any other form of legal consideration that may be acceptable to the Board. Unless otherwise specifically provided in the Option, the purchase price of Common Stock acquired pursuant to an Option that is paid by delivery to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). At any time that the Company is incorporated in Delaware, payment of the Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

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    In the case of any deferred payment arrangement, interest shall be compounded at least annually and shall be charged at the minimum rate of interest necessary to avoid the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment arrangement.

    (d)    Transferability of an Option.  An Option shall be transferable to the extent provided in the Option Agreement. If the Option does not provide for transferability, then the Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

    (e)    Vesting Generally.  The total number of shares of Common Stock subject to an Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this subsection 6(g) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

    (f)    Termination of Continuous Service.  In the event an Optionholder's Continuous Service terminates (for reasons other than Cause or upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate.

    (g)    Extension of Termination Date.  An Optionholder's Option Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (for reasons other than Cause or upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in subsection 6(a) or (ii) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

    (h)    Disability of Optionholder.  In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination (or such longer or shorter period specified in the Option Agreement) or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

    (i)    Death of Optionholder.  In the event (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to

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exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder's death pursuant to subsection 6(d), but only within the period ending on the earlier of (1) the date six (6) months following the date of death (or such longer or shorter period specified in the Option Agreement) or (2) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

    (j)    Termination for Cause.  In the event an Optionholder's Continuous Service is terminated for Cause, the Option shall terminate upon the termination date of such Optionholder's Continuous Service and the Optionholder is prohibited from exercising his or her Option as of the time of such termination.

    (k)    Early Exercise.  The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option. Any unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate.

7. Provisions of Stock Awards other than Options.

    (a)    Stock Bonus Awards.  Each stock bonus agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of stock bonus agreements may change from time to time, and the terms and conditions of separate stock bonus agreements need not be identical, but each stock bonus agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

      (i)  Consideration. A stock bonus may be awarded in consideration for past services actually rendered to the Company or an Affiliate for its benefit.

      (ii) Vesting. Shares of Common Stock awarded under the stock bonus agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

      (iii) Termination of Participant's Continuous Service.In the event a Participant's Continuous Service terminates, the Company may reacquire any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination under the terms of the stock bonus agreement.

      (iv) Transferability. Rights to acquire shares of Common Stock under the stock bonus agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the stock bonus agreement, as the Board shall determine in its discretion, so long as Common Stock awarded under the stock bonus agreement remains subject to the terms of the stock bonus agreement.

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    (b)    Restricted Stock Awards.  Each restricted stock purchase agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of the restricted stock purchase agreements may change from time to time, and the terms and conditions of separate restricted stock purchase agreements need not be identical, but each restricted stock purchase agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

      (i)  Purchase Price. The purchase price under each restricted stock purchase agreement shall be such amount as the Board shall determine and designate in such restricted stock purchase agreement. The purchase price shall not be less than eighty-five percent (85%) of the Common Stock's Fair Market Value on the date such award is made or at the time the purchase is consummated.

      (ii) Consideration.The purchase price of Common Stock acquired pursuant to the restricted stock purchase agreement shall be paid either: (i) in cash at the time of purchase; (ii) at the discretion of the Board, according to a deferred payment or other similar arrangement with the Participant; or (iii) in any other form of legal consideration that may be acceptable to the Board in its discretion; provided, however, that at any time that the Company is incorporated in Delaware, then payment of the Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

      (iii) Vesting. Shares of Common Stock acquired under the restricted stock purchase agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

      (iv) Termination of Participant's Continuous Service. In the event a Participant's Continuous Service terminates, the Company may repurchase or otherwise reacquire any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination under the terms of the restricted stock purchase agreement.

      (v) Transferability. Rights to acquire shares of Common Stock under the restricted stock purchase agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the restricted stock purchase agreement, as the Board shall determine in its discretion, so long as Common Stock awarded under the restricted stock purchase agreement remains subject to the terms of the restricted stock purchase agreement.

8. Covenants of the Company.

    (a)    Availability of Shares.  During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

    (b)    Securities Law Compliance.  The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained.

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9. Use of Proceeds from Stock.

    Proceeds from the sale of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

10. Miscellaneous.

    (a)    Acceleration of Exercisability and Vesting.  The Board shall have the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

    (b)    Shareholder Rights.  No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms.

    (c)    No Employment or other Service Rights.  Nothing in the Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

    (d)    Investment Assurances.  The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (1) the issuance of the shares of Common Stock upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act or (2) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

    (e)    Withholding Obligations.  To the extent provided by the terms of a Stock Award Agreement, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under a Stock Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Stock Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum

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amount of tax required to be withheld by law; or (iii) delivering to the Company owned and unencumbered shares of Common Stock.

11. Adjustments upon Changes in Stock.

    (a)    Capitalization Adjustments.  If any change is made in the Common Stock subject to the Plan, or subject to any Stock Award, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company) (individually, a "Capitalization Adjustment"), the Plan will be appropriately adjusted in the class(es) and maximum number of securities subject to the Plan pursuant to subsection 4(a), and the outstanding Stock Awards will be appropriately adjusted in the class(es) and number of securities and price per share of Common Stock subject to such outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.)

    (b)    Dissolution or Liquidation.  In the event of a dissolution or liquidation of the Company, then all outstanding Stock Awards shall terminate immediately prior to such event.

    (c)    Asset Sale, Merger, Consolidation or Reverse Merger.  In the event of (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a merger or consolidation in which the Company is not the surviving corporation or (iii) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise (individually, a "Corporate Transaction"), then any surviving corporation or acquiring corporation shall assume any Stock Awards outstanding under the Plan or shall substitute similar stock awards (including an award to acquire the same consideration paid to the shareholders in the Corporate Transaction) for those outstanding under the Plan. In the event any surviving corporation or acquiring corporation refuses to assume such Stock Awards or to substitute similar stock awards for those outstanding under the Plan, then with respect to Stock Awards held by Participants whose Continuous Service has not terminated, the vesting of such Stock Awards (and, if applicable, the time during which such Stock Awards may be exercised) shall be accelerated in full, and the Stock Awards shall terminate if not exercised (if applicable) at or prior to the Corporate Transaction. With respect to any other Stock Awards outstanding under the Plan, such Stock Awards shall terminate if not exercised (if applicable) prior to the Corporate Transaction.

12. Amendment of the Plan and Stock Awards.

    (a)    Amendment of Plan.  The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 11 relating to adjustments upon changes in Common Stock, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy the requirements of Section 422 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

    (b)    Shareholder Approval.  The Board may, in its sole discretion, but is not obligated to, submit the Plan or any amendment to the Plan for shareholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

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    (c)    Contemplated Amendments.  It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder and/or to bring the Plan and/or Options granted under it into compliance therewith.

    (d)    No Impairment of Rights.  Rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

    (e)    Amendment of Stock Awards.  The Board at any time, and from time to time, may amend the terms of any one or more Stock Awards; provided, however, that the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

13. Termination or Suspension of the Plan.

    (a)    Plan Term.  The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

    (b)    No Impairment of Rights.  Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the Participant.

14. Effective Date of Plan.

    The Plan shall become effective as determined by the Board.

15. Choice of Law.

    The law of the State of California shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

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PROSPECTUS SUPPLEMENT (To prospectus dated August 29, 2001)
IMAGEWARE SYSTEMS, INC. INDEX
PART I FINANCIAL INFORMATION
  ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEET
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
ImageWare Systems, Inc. Condensed Consolidated Statements of Cash Flows For the Nine Months Ended September 30, 2001 and 2000 (AMOUNTS IN THOUSANDS) (UNAUDITED)
IMAGEWARE SYSTEMS, INC. CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (IN THOUSANDS) (UNAUDITED)
IMAGEWARE SYSTEMS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
RISK FACTORS
PART II OTHER INFORMATION
  ITEM 1. LEGAL PROCEEDINGS
  ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS
  ITEM 3. DEFAULTS ON SENIOR SECURITIES
  ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
  ITEM 5. OTHER INFORMATION
  ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K
SIGNATURES
EXHIBIT INDEX
  Exhibit 10.2
2001 Equity Incentive Plan